Glen Y. Sato (650) 843-5502 gsato@cooley.com

December 1, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

RE:	Dynavax Technologies Corporation

Preliminary Proxy Statement

Filed November 19, 2009

File No. 001-34207

Ladies and Gentlemen:

We are submitting this letter on behalf of Dynavax Technologies Corporation (referred to herein as “Dynavax” or the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 27, 2009 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement filed with the Commission on November 19, 2009 (File No. 001-34207). We have incorporated the text of the Staff comments from the Comment Letter into this response letter for convenience.

1.	Please revise your filing to provide all information required by Item 14 of Schedule 14A, including but not limited to, historical financial statements of both parties.

Dynavax, a Delaware corporation, is a NASDAQ-listed biopharmaceutical development company focused on the research, development and commercialization of novel proprietary products for the prevention and treatment of infectious diseases. The Company intends to file with the Commission and distribute a definitive proxy statement (the “Proxy Statement”) to solicit the consent of its stockholders to approve the issuance of shares of Dynavax common stock in connection with the exercise of the Company’s option to acquire all of the capital stock of Symphony Dynamo, Inc. (“Symphony Dynamo”), an entity to which Dynavax previously licensed certain intellectual property rights related to specific product candidates for which the Company has continued to conduct substantially all research and development activities in consideration for funding from Symphony Dynamo.

Since the entry into the arrangement with Symphony Dynamo on April 18, 2006, all of its assets, liabilities and financial results have been consolidated into and specifically identified and reported in Dynavax’s audited and reported financial statements and results. The current preliminary Proxy Statement contains the nine month unaudited pro forma condensed financial statement information that specifically identified the adjustments made as a result of the proposed acquisition. Dynavax believes that additional disclosure in response to the requirement to provide certain financial statements and other financial information of the

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business to be acquired under Item 14 of Schedule 14A is redundant and not necessary for the protection of investors, as further explained below.

RESPONSE:

I. Background of the Proposed Transaction

Original Terms of the Transaction. On April 18, 2006, Dynavax and Symphony Dynamo Holdings LLC (“Holdings”) entered into a transaction involving a series of related agreements providing for the financing of additional clinical development of Dynavax’s ISS-based programs for cancer, hepatitis B therapy and hepatitis C therapy (the “Programs”). Pursuant to these agreements, Symphony Capital Partners, L.P. and certain co-investors formed Symphony Dynamo, Inc. (“Symphony Dynamo”) and invested $50 million in Symphony Dynamo to fund additional clinical development of the Programs, and Dynavax exclusively licensed to Symphony Dynamo certain intellectual property rights related to the Programs. Symphony Dynamo has no employees and no operations other than the development of the Programs in accordance with the intellectual property licensed to it by Dynavax.

In connection with the transaction described above, Holdings granted to Dynavax an exclusive purchase option that gave Dynavax the right, but not the obligation, to acquire all of the outstanding equity securities of Symphony Dynamo (the “Symphony Dynamo Equity Securities”), which would result in Dynavax’s reacquisition of the intellectual property rights that it licensed to Symphony Dynamo (the “Original Purchase Option”). The Original Purchase Option would have been exercisable for a price of $100.7 million as of September 30, 2009, which purchase price would have increased quarterly by a predetermined amount up to $144.1 million if the Original Purchase Option were exercised on April 18, 2011. If not exercised, the Original Purchase Option would have expired on April 18, 2011. The exercise price of the Original Purchase Option could have been paid for in cash or, subject to certain limitations, in a combination of cash and Dynavax common stock. In exchange for the Original Purchase Option, we granted Holdings five-year warrants to purchase up to two million shares of Dynavax common stock.

Amended Terms of the Transaction. On November 9, 2009, Dynavax, Holdings and Symphony Dynamo entered into a series of related agreements pursuant to which such parties agreed to amend the terms of the Original Purchase Option (as so amended, the “Amended Purchase Option”). The Amended Purchase Option provides that Dynavax has the right, but not the obligation, to acquire all of the Symphony Dynamo Equity Securities, which would result in Dynavax’s reacquisition of the intellectual property rights that it licensed to Symphony Dynamo. However, in lieu of the consideration provided for under the terms of the Original Purchase Option, upon the closing of Dynavax’s acquisition of the Symphony Dynamo Equity Securities pursuant to the Amended Purchase Option Dynavax would (i) issue to Holdings 13,000,000 shares of Dynavax common stock (the “Shares”), (ii) grant Holdings a warrant to purchase 2,000,000 shares of Dynavax common stock (the “Warrant Shares”) and (iii) issue to Holdings a promissory note in the principal amount of $15 million due December 31, 2012, payable in cash, Dynavax common stock or a combination thereof. In addition, following the closing of Dynavax’s acquisition of the Symphony Dynamo Equity Securities pursuant to the Amended Purchase

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Option, Holdings would become entitled to receive contingent cash payments from Dynavax equal to 50% of the first $50 million from any upfront, pre-commercialization milestone or similar payments received by Dynavax from any agreement with any third party with respect to the development and/or commercialization of the cancer and hepatitis C therapy programs. Dynavax would also become obligated to nominate and use its commercially reasonable efforts to cause to be elected and cause to remain as a director on Dynavax’s board of directors two individuals designated by Holdings, one of whom would be an independent third party reasonably acceptable to Dynavax.

Exercise of the Amended Purchase Option. On November 9, 2009, Dynavax notified Holdings of its exercise of the Amended Purchase Option. It is anticipated that the closing of Dynavax’s acquisition of the Symphony Dynamo Equity Securities would occur within five business days of the approval of Dynavax’s stockholders of the issuance of the shares of Dynavax common stock, as described below.

II.	Operations and Accounting Treatment of Symphony Dynamo

Symphony Dynamo has no employees and has no operations other than the development of the Programs in accordance with the exclusive rights licensed to it by Dynavax. Dynavax has remained primarily responsible for the development of the Programs in accordance with a development plan and related development budgets that Dynavax has agreed to with Holdings.

As a result of the option to purchase the Symphony Dynamo Equity Securities, Dynavax has consolidated the assets, liabilities and financial results of Symphony Dynamo into its financial statements since the grant of the Original Purchase Option in 2006. This accounting treatment is consistent with the treatment of Symphony Dynamo as a variable interest entity of Dynavax, with Dynavax as the primary beneficiary, as set forth in Financial Accounting Standards Board Interpretation No. 46 (revised 2003) (“FIN46R”), Consolidation of Variable Interest Entities.

III. Solicitation of Stockholder Approval

Dynavax common stock is listed on The NASDAQ Capital Market and as a result, the issuance of shares of Dynavax common stock in connection with its acquisition of the Symphony Dynamo Equity Securities pursuant to the Amended Purchase Option is subject to the NASDAQ Marketplace Rules, including Rule 5635. Subject to stockholder approval, Dynavax has agreed to issue 13 million Shares and 2 million Warrant Shares of Dynavax common stock to Holdings in connection with its exercise of the Amended Purchase Option, as described above, and additional shares of Dynavax common stock may be issued in satisfaction of the promissory note upon maturity. If only the 13 million Shares and 2 million Warrant Shares were issued, based on Dynavax’s currently outstanding shares of common stock, Holdings would own approximately 27% of Dynavax’s total outstanding shares of common stock. Under NASDAQ Marketplace Rule 5635, stockholder approval is required prior to Dynavax’s issuance of these shares of common stock because the aggregate number of shares being issued would exceed 20% of Dynavax’s total outstanding shares of common stock. Accordingly, Dynavax intends to seek the approval of its stockholders for these

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issuances of Dynavax common stock to Holdings (including any shares that may be issued in satisfaction of the promissory note) through the filing and distribution of the Proxy Statement.

IV.	Financial Information Required in the Proxy Statement

Schedule 14A sets forth the information that is required to be included in a proxy statement. In particular, Item 14 of Schedule 14A sets forth certain information that is required to be included in a proxy statement that relates to certain business combination transactions, such as an acquisition of securities of another person. Pursuant to Note A to Schedule 14A, because Dynavax would be issuing the shares of Dynavax common stock as part of the acquisition of the Symphony Dynamo Equity Securities, Schedule 14A would require the Proxy Statement to include all of the information required by Item 14 of Schedule 14A, including the following financial information about Dynavax and Symphony Dynamo (the “Item 14 Financial Information”):

•	The selected financial data required by Item 301 of Regulation S-K for Dynavax and Symphony Dynamo (paragraph (b)(8) of Item 14 of Schedule 14A).

•	If material, the information required by Item 301 of Regulation S-K for Dynavax, showing the pro forma effect of the transaction (paragraph (b)(9) of Item 14 of Schedule 14A).

•	Certain historical and pro forma per share data for Dynavax and historical and equivalent pro forma per share data for Symphony Dynamo (paragraph (b)(10) of Item 14 of Schedule 14A).

•

Consolidated and audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years for Symphony Dynamo (paragraph (b)(7) of Item 17 of Form S-4).

•	Quarterly financial statements and other information for Symphony Dynamo as of March 31, 2009 (paragraph (b)(8) of Item 17 of Form S-4).

However, pursuant to Instruction 3 of Item 14, the Proxy Statement is not required to contain the information set forth in paragraph (c)(1) of Item 14 because the consideration to be issued by Dynavax for the Symphony Dynamo Equity Securities consists of a combination of cash and securities exempt from registration under the Securities Act of 1933, only Dynavax’s stockholders are voting on the transaction and such information would not be material to an informed voting decision.

V.	Discussion

We are requesting that the Staff agree that Dynavax does not need to include additional Item 14 Financial Information in the Proxy Statement. In making such request, Dynavax respectfully asserts its belief that (i) such information would not be material to Dynavax stockholders in making an informed voting decision, (ii) the preparation of such information would be unduly

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burdensome and (iii) guidance from analogous situations suggests that the Item 14 Financial Information should not be required in the Proxy Statement.

Materiality of Item 14 Financial Information. Dynavax believes that the historical presentation of its financial statements with respect to Symphony Dynamo has resulted in the satisfaction of the objectives that disclosure of Item 14 Financial Information was meant to achieve. As noted above, Dynavax has consolidated and reported the assets, liabilities and financial results of Symphony Dynamo into its financial statements since the grant of the Original Purchase Option in 2006. Further, Symphony Dynamo has no operations other than the development of the Programs in accordance with the intellectual property licensed to it by Dynavax. Development of the Programs is also substantially the only business activities of Symphony Dynamo and are currently being conducted by Dynavax. As a result, Dynavax’s historical audited financial statements and other publicly filed information, such as its management’s discussion and analysis of financial position and results of operations, already present any financial information that is relevant to an examination of the operations and financial position of Symphony Dynamo or that would be relevant to the stockholders of Dynavax in connection with a proposed acquisition of Symphony Dynamo. Furthermore, in accordance with FIN46R, Dynavax is required to disclose certain material financial information such as the investments held by Symphony Dynamo and the loss attributed to Symphony Dynamo, which are presented as separate line items on the consolidated balance sheet and statement of operations. Dynavax believes that this makes separate financial statements and similar financial information for Symphony Dynamo, such as management’s discussion and analysis of financial condition and results of operations and quantitative and qualitative disclosure about market risk, immaterial to a voting decision in the context of Dynavax’s proposed acquisition of the Symphony Dynamo Equity Securities because there would be no substantive difference between Dynavax’s previously reported and filed financial information and the Item 14 Financial Information for Symphony Dynamo.

Similarly, Dynavax also believes that the pro forma financial information that would be required by Item 14 of Schedule 14A is not material to a voting decision given that Symphony Dynamo has historically been consolidated into Dynavax’s financial statements. As a result, no new financial information with respect to Symphony Dynamo will appear in the financial statements of Dynavax following the acquisition of the Symphony Dynamo Equity Securities. Except with respect to minor adjustments to record the acquisition as described below, the pro forma financial information will be unchanged from the corresponding historical consolidated financial information for Dynavax. Therefore, Dynavax believes that the Item 14 Financial Information that constitutes pro forma financial information is not material to a voting decision in the context of Dynavax’s proposed acquisition of the Symphony Dynamo Equity Securities.

Further, pursuant to Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, Dynavax will retain control of Symphony Dynamo for accounting purposes. As such, Dynavax expects to record the acquisition of the Symphony Dynamo Equity Securities as a capital transaction and a return on its noncontrolling interest in Symphony Dynamo. This would not affect Dynavax’s net income or loss, but will be treated as a deemed dividend for purposes of reporting earnings per share, which would increase loss per share in the period of the exercise on the face of Dynavax’s statement of operations. In recording the entry, Dynavax will compute the excess purchase price over the carrying value of its noncontrolling interest in Symphony Dynamo and record the amount as a reduction in additional paid-in capital and include such amount as an adjustment to net loss to determine the net loss attributable to common stockholders. Based on this treatment, the

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accounting relating to the acquisition of the Symphony Dynamo Equity Securities also will not materially alter Dynavax’s historical financial statements. Because the accounting treatment of the acquisition of the Symphony Dynamo Equity Securities also will not have a material effect on Dynavax’s financial statements, the Item 14 Financial Information that constitutes pro forma financial information is not material to a voting decision in the context of Dynavax’s proposed acquisition of the Symphony Dynamo Equity Securities.

In summary, Dynavax believes that the Item 14 Financial Information is not material to a voting decision in the context of Dynavax’s proposed acquisition of the Symphony Dynamo Equity Securities. The information that Dynavax believes is material for this purpose includes the terms of the transaction, pursuant to which Dynavax will reacquire the intellectual property rights that it licensed to Symphony Dynamo, and the nature of Symphony Dynamo as a consolidated entity that has no employees and whose only business activities consists of the development of the Programs. This information, along with the other information required by Item 14 of Schedule 14A, will be included in the Proxy Statement.

Time and Resources Required to Prepare Item 14 Financial Information. Dynavax believes that the preparation of the separate financial information of Symphony Dynamo under the Item 14 Financial Information would be unduly burdensome. Neither Dynavax nor Holdings has historically reported separate audited financial statements or the other Item 14 Financial Information for Symphony Dynamo. The preparation of the financial statements and other financial information required by the Item 14 Financial Information would require the devotion of substantial time and resources on the part of Dynavax and Holdings. This would result in a delay in the consummation of the transaction, which could adversely affect the ability of Dynavax to complete the transaction. When viewed from the perspective that the Item 14 Financial Information would not be material to an informed voting decision with respect to the issuance of shares of Dynavax common stock in connection with its acquisition of the Symphony Dynamo Equity Securities, Dynavax believes that the time and resources necessary to prepare such information would be unduly burdensome.

VI.	Request for Relief

Based on the reasons set forth above, Dynavax respectfully requests that the Commission agree that Dynavax not be required to include the Item 14 Financial Information in the Proxy Statement it intends to distribute to solicit the consent of its stockholders to approve the issuance of shares of Dynavax common stock in connection with the acquisition of the Symphony Dynamo Equity Securities. Dynavax believes that if the Staff grants the aforementioned relief, its stockholders would still be presented with the information that is material to a voting decision in connection with the transaction.

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2.	Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in authorized shares. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

Response:

Dynavax has no plans, arrangements or understandings relating to the issuance of newly authorized shares subject to issuance if the increase in the authorized number of shares is approved by the stockholders and will revise the disclosure in the Proxy Statement to so state.

COMPANY ACKNOWLEDGEMENT

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADDITIONAL INFORMATION

To remain consistent with the anticipated timeline for the closing of the transaction, Dynavax wishes to file the definitive Proxy Statement on or prior to Thursday, December 3, 2009. Accordingly, we respectfully request that you provide your response to this letter in an expedited manner and, if possible, by Wednesday, December 2, 2009.

Please feel free to contact me at (650) 843-5502 if you would like to discuss any of the matters referred to in this letter.

Respectfully submitted,

Cooley Godward Kronish LLP

By: /s/ GLEN Y. SATO

Glen Y. Sato

cc:	Michael Ostrach, Esq. Vice President, Chief Business Officer and General Counsel, Dynavax Technologies Corporation

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